Exhibit 99.2

Unaudited Condensed Interim Consolidated Financial Statements of
Triple Flag Precious Metals Corp.

For the three and nine months ended September 30, 2024

(Expressed in United States Dollars)

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Balance Sheets

($US thousands) (Unaudited)	As at September 30, 2024	As at December 31, 2023
ASSETS
Cash and cash equivalents	$23,602	$17,379
Amounts receivable and prepaid expenses (Note 5)	17,722	13,725
Prepaid gold interests (Note 7a)	15,541	7,699
Investments (Note 7b)	2,999	6,248
Inventory	2,675	1,392
Income tax receivable	464	1,605
Loans receivable (Note 6)	246	8,990
Current assets	63,249	57,038

Mineral interests (Note 8)	1,665,928	1,773,053
Prepaid gold interests (Note 7a)	29,785	32,549
Deferred income tax	10,042	9,343
Loans receivable (Note 6)	1,500	18,986
Other assets	2,723	3,495
Non-current assets	1,709,978	1,837,426

TOTAL ASSETS	$1,773,227	$1,894,464

LIABILITIES AND EQUITY
Liabilities
Amounts payable and other liabilities	$16,003	$15,666
Income tax payable	3,472	1,259
Lease obligation	405	390
Current liabilities	19,880	17,315

Debt (Note 10)	35,000	57,000
Lease obligation	1,466	1,756
Deferred income tax	366	3,638
Other non-current liabilities	6,955	4,014
Non-current liabilities	43,787	66,408

Shareholders’ equity
Share capital (Note 13)	1,745,998	1,749,180
(Deficit) retained earnings	(51,427)	46,831
Other	14,989	14,730
	1,709,560	1,810,741

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,773,227	$1,894,464

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Income (Loss)

	For the three months ended September 30,		For the nine months ended September 30,
($US thousands, except per share information) (Unaudited)	2024	2023	2024	2023

Revenue (Note 15)	$73,669	$49,425	$194,778	$152,285

Cost of sales
Cost of sales excluding depletion	(15,514)	(6,805)	(29,584)	(28,177)
Depletion	(21,492)	(16,811)	(56,368)	(48,479)
Gross profit	36,663	25,809	108,826	75,629

General administration costs (Note 11)	(5,144)	(4,440)	(17,129)	(15,296)
Business development costs (Note 11)	(851)	(991)	(3,039)	(3,346)
Impairment charges and expected credit losses (Note 9)	—	(28,081)	(148,034)	(28,081)
Operating income (loss)	30,668	(7,703)	(59,376)	28,906

Loss on disposition of mineral interests (Note 8)	—	—	—	(1,000)
Increase in fair value of prepaid gold interests (Note 7a)	1,745	1,121	7,257	3,889
Increase (decrease) in fair value of investments (Note 7b)	35	(1,919)	(1,731)	(1,988)
Finance costs, net	(1,499)	(539)	(4,172)	(3,117)
Other expenses	—	—	(1,766)	—
Sustainability initiatives	(38)	(206)	(431)	(428)
Foreign currency translation gain (loss)	10	(327)	105	(275)
Other income (expenses)	253	(1,870)	(738)	(2,919)

Earnings (loss) before income taxes	30,921	(9,573)	(60,114)	25,987
Income tax (expense) recovery	(1,272)	3,532	(4,250)	540
Net earnings (loss)	$29,649	$(6,041)	$(64,364)	$26,527

Earnings (loss) per share
Basic	$0.15	$(0.03)	$(0.32)	$0.13
Diluted	$0.15	$(0.03)	$(0.32)	$0.13

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Cash Flows

	For the three months ended September 30,		For the nine months ended September 30,
($US thousands) (Unaudited)	2024	2023	2024	2023

Operating activities
Net earnings (loss)	$29,649	$(6,041)	$(64,364)	$26,527
Adjustments for the following items:
Depletion	21,492	16,811	56,368	48,479
Non-cash cost of sales from prepaid gold interests and other (Note 4 and 7)	9,494	1,728	14,130	12,209
Amortization	86	93	261	277
Impairments charges and expected credit losses (Note 9)	—	28,081	148,034	28,081
Loss on disposal of mineral interests	—	—	—	1,000
Increase in fair value of prepaid gold interests (Note 7a)	(1,745)	(1,121)	(7,257)	(3,889)
(Increase) decrease in fair value of investments (Note 7b)	(35)	1,919	1,731	1,988
Stock-based compensation expense	(795)	841	259	2,629
Income tax expense (recovery)	1,272	(3,532)	4,250	(540)
Finance and other costs, net	1,513	(399)	4,096	3,441
Operating cash flow before working capital and taxes	60,931	38,380	157,508	120,202
Income taxes paid	(1,858)	(2,531)	(6,735)	(5,614)
Change in working capital (Note 17)	2,725	901	(743)	1,906
Operating cash flow	61,798	36,750	150,030	116,494

Investing activities
Acquisition of mineral interests (Note 8)	(53,825)	(19,995)	(57,489)	(183,592)
Proceeds on disposal of mineral interests	—	—	366	1,700
Proceeds on sale of investments	—	—	2,847	—
Acquisition of loans (Note 6)	—	(3,334)	(14,639)	(20,667)
Acquisition of prepaid gold interests, investments and other (Note 4 and 7)	(6,951)	—	(13,281)	(741)
Net cash used in investing activities	(60,776)	(23,329)	(82,196)	(203,300)

Financing activities
Proceeds from issuance of debt (Note 10)	53,000	15,000	63,000	130,000
Repayments of debt (Note 10)	(38,000)	(15,000)	(85,000)	(65,000)
Proceeds from exercise of stock options	374	—	1,758	17,203
Normal course issuer bid ("NCIB") purchase of common shares (Note 13)	(1,464)	(3,234)	(5,046)	(16,309)
Dividends paid (Note 13)	(11,080)	(10,594)	(32,205)	(30,736)
Repayments and interest on lease obligation	(102)	(102)	(330)	(325)
Payments of interest and other	(1,171)	(1,520)	(3,770)	(4,737)
Net cash from (used in) financing activities	1,557	(15,450)	(61,593)	30,096
Effect of exchange rate changes on cash and cash equivalents	(40)	(66)	(18)	(45)
Increase (decrease) in cash and cash equivalents during the period	2,539	(2,095)	6,223	(56,755)
Cash and cash equivalents at beginning of the period	21,063	16,438	17,379	71,098
Cash and cash equivalents at end of the period	$23,602	$14,343	$23,602	$14,343

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Changes in Equity

($US thousands, except share information) (Unaudited)	Common Shares	Share Capital	(Deficit) Retained Earnings	Other	Total

At January 1, 2023	155,685,593	$1,250,194	$63,670	$4,615	$1,318,479

Shares issued to Maverix shareholders	45,097,390	491,111	—	—	491,111
Issuance of shares from exercise of stock options	256,799	494	—	—	494
NCIB purchase of common shares and automatic share purchase plan ("ASPP")	(1,146,120)	(9,205)	(7,104)	(1,540)	(17,849)
Stock-based compensation granted to Maverix employees	—	—	—	6,709	6,709
Stock-based compensation expense	—	—	—	2,629	2,629
Net earnings	—	—	26,527	—	26,527
Dividends	—	—	(30,736)	—	(30,736)
Warrants issued to Maverix shareholders	—	—	—	7,938	7,938
Issuance of shares from exercise of warrants	1,800,000	24,336		(7,938)	16,398
Balance at September 30, 2023	201,693,662	$1,756,930	$52,357	$12,413	$1,821,700

At January 1, 2024	201,353,962	$1,749,180	$46,831	$14,730	$1,810,741

Issuance of shares from exercise of stock options	438,680	175	—	—	175
NCIB purchase of common shares and ASPP (Note 13)	(375,800)	(3,357)	(1,689)	—	(5,046)
Stock-based compensation expense	—	—	—	259	259
Net loss	—	—	(64,364)	—	(64,364)
Dividends	—	—	(32,205)	—	(32,205)
Balance at September 30, 2024	201,416,842	$1,745,998	$(51,427)	$14,989	$1,709,560

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2024 and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

1. Nature of operations

Triple Flag Precious Metals Corp. (“TF Precious Metals”) was incorporated on October 10, 2019 under the Canada Business Corporations Act. TF Precious Metals is domiciled in Canada and the address of its registered office is 161 Bay Street, Suite 4535, Toronto, Ontario, M5J 2S1, Canada.

The condensed interim consolidated financial statements of TF Precious Metals for the three and nine months ended September 30, 2024 and 2023 comprise TF Precious Metals and its wholly owned subsidiaries (together, the “Company” or “Triple Flag”).

The Company is a precious-metals-focused streaming and royalty company. Its revenues are largely generated from a diversified portfolio of properties in Australia, Canada, Chile, Colombia, Cote d’Ivoire, Mexico, Mongolia, Peru, South Africa and the United States.

2. Basis of presentation

These condensed interim consolidated financial statements of TF Precious Metals and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

These condensed interim consolidated financial statements should be read in conjunction with TF Precious Metals’ most recently issued audited financial statements for the years ended December 31, 2023, and 2022 (“2023 Annual Financial Statements”), which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s material accounting policies were presented in Note 3 to the 2023 Annual Financial Statements and have been consistently applied in the preparation of these condensed interim consolidated financial statements. Certain comparative figures have been reclassified to conform to current year presentation. There was no new accounting standards effective January 1, 2024 that had a material impact to the Company’s financial statements as at September 30, 2024. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of TF Precious Metals on November 5, 2024.

3. Critical accounting estimates and judgments and newly enacted tax rules

3a. Critical accounting estimates and judgments

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2023 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these condensed interim consolidated financial statements, please refer to Note 4 of the 2023 Annual Financial Statements.

Impairment

As at September 30, 2024, the Company did not identify any indicators of impairment or indicators of impairment losses previously recognized which should be reversed or partially reversed.

As at June 30, 2024, Triple Flag identified indicators of impairment for our interests on the Moss mine, operated by Elevation Gold Mining Corp. (“Elevation Gold”) and the Pumpkin Hollow project, operated by Nevada Copper Corp. (“Nevada Copper”). As a result, the Company performed impairment assessments, resulting in impairment charges recognized in the condensed consolidated statements of income (loss). Refer to Note 9 for further details.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2024 and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

3b. Newly enacted tax rules

Newly enacted excessive interest and financing expenses limitation (“EIFEL”) rules

The Company is within the scope of the newly enacted Excessive Interest and Financing Expenses Limitation (“EIFEL”) rules, effective for taxation years beginning on or after October 1, 2023. Under the legislation, the Company and its Canadian subsidiaries are generally restricted on the deductibility of their respective interest and financing expense to the extent of an amount that is equal to a fixed percentage of the Company’s adjusted taxable income (as defined in the Federal Income Tax Act), subject to certain adjustments. For the three and nine months ended September 30, 2024, there were no material restrictions on the deductibility of the interest and financing expense for the Company and its Canadian subsidiaries.

4. Key developments

Acquisition of 3% gold streams on Agbaou and Bonikro

On August 14, 2024, Triple Flag completed the acquisition of 3% gold streams on each of the Agbaou and Bonikro mines (the “Allied Streams”) operated by Allied Gold Corp. (“Allied”) and also acquired the right to purchase metal based on production from January 1, 2024, to August 14, 2024 (“initial ounces”), for a total cash consideration of $53.0 million. Triple Flag will make ongoing payments of 10% of the spot gold price for each ounce delivered under the streams. The streams cover the existing mining and exploration licenses for the Agbaou and Bonikro mines, both located in Cote d’Ivoire.

The Agbaou gold stream will step down to 2% payable gold after the delivery of 29,000 ounces of gold, and the Bonikro gold stream will step down to 2% payable gold after the delivery of 39,300 ounces of gold. From 2024 to 2027, both streams are subject to a period of annual minimum deliveries. Under the Agbaou stream, an annual minimum of 2,500 to 2,750 ounces will be delivered and under the Bonikro stream, an annual minimum of 3,500 to 4,200 ounces will be delivered. A parent guarantee is provided by Allied under the terms of the respective stream agreements.

The total cash consideration of $53.0 million was comprised of $46.1 million relating to the Allied Streams and $6.9 million to the initial ounces. These ounces were sold prior to the end of the third quarter.

Acquisition of additional Tamarack royalty

On July 5, 2024, Triple Flag acquired an additional 1.0% NSR royalty from Talon Nickel (USA) LLC (“Talon”), a wholly owned subsidiary of Talon Metals Corp., a TSX-listed company, for total consideration of $8.0 million (“Additional Tamarack Royalty”). The royalty is on Talon’s participating interest in the Tamarack project. The royalty is subject to a buydown right to reduce the Additional Tamarack Royalty to 0.6% for $5.0 million, exercisable for a period of two years, subject to certain conditions. This Additional Tamarack Royalty is in addition to the 1.11% NSR royalty which Triple Flag already owns on the Tamarack project.

Kensington litigation settlement

On March 28, 2024, Triple Flag and Coeur Mining, Inc. (“Coeur”) entered into a settlement agreement to resolve litigation regarding the terms of a royalty held by Triple Flag on Coeur’s Kensington gold mine.

As part of the settlement agreement, Triple Flag shall receive $6.75 million in Coeur shares ($3.0 million received in April 2024, and $3.75 million to be received in the first quarter of 2025). The Coeur share consideration is in settlement of royalties in arrears and litigation expenses incurred. As such, the settlement amounts were recognized as revenue and

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2024 and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

recoupment of costs in the condensed interim consolidated statement of income (loss) for the nine months ended September 30, 2024.

Further to that settlement, Triple Flag and Coeur agreed to amend the terms of the existing Kensington royalty to provide that:

●	Effective January 1, 2024, the royalty to pay at a rate of 1.25% of net smelter returns (“NSR”) occurring through to December 31, 2026;
●	The royalty rate will increase to 1.50% of net smelter returns from January 1, 2027; and
●	The amended NSR royalty is subject to a cap of two million ounces of gold, adjusted for consideration received related to royalties in arrears.

5. Amounts receivable and prepaid expenses

As at	September 30, 2024	December 31, 2023
Royalty receivables	$16,542	$11,655
Prepaid expenses	926	1,190
Value added tax recoverable	236	228
Other receivables	18	652
Total amounts receivable and prepaid expenses	$17,722	$13,725

Royalty receivables represent amounts that are generally collected within 60 days of quarter-end. Prepaid expenses largely represent various insurance programs that are in place.

Royalty receivables include $3.75 million pursuant to the Kensington litigation settlement (refer to Note 4).

6. Loans receivable

As at	September 30, 2024	December 31, 2023
Convertible debenture – Excelsior Mining	$1,746	$1,638
Loan receivable – Elevation	—	17,731
Promissory and demand notes receivable – Elevation	—	6,490
Loan receivable – Nevada Copper	—	11,840
Total loans receivable	1,746	37,699
Provision for expected credit losses	—	(9,723)
Net loans receivable	1,746	27,976
Current portion	246	8,990
Loans receivable – long-term	$1,500	$18,986

On February 9, 2023, Triple Flag invested $1.5 million in Excelsior Mining Corp (“Excelsior”) in the form of a Convertible Debenture (“Debenture”). The Debenture matures on February 9, 2026 and carries interest at 10%. Interest is payable in cash or in Excelsior shares, at the election of Triple Flag. The Debenture also has a conversion feature whereby Triple Flag has the option to convert it into Excelsior shares prior to maturity.

As of June 30, 2024, Triple Flag concluded that there is no reasonable expectation of recovery of the Nevada Copper loan receivable and the Elevation loan receivable and promissory and demand notes, resulting in impairment charges recognized in the condensed interim consolidated statement of income (loss). Refer to Note 9 for further details.

Expected credit losses for loans receivable is measured based on the general approach. Refer to Note 9 and 14.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2024 and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

7. Investments and prepaid gold interests

7a. Prepaid gold interests

As at	September 30, 2024	December 31, 2023
Auramet	$39,149	$40,248
Steppe Gold	6,177	—
Total prepaid gold interests	45,326	40,248
Current portion	15,541	7,699
Non-current portion	$29,785	$32,549

For the three and nine months ended September 30, 2024, the Company recognized a gain of $1.7 million and $7.3 million, respectively (2023: $1.1 million and $3.9 million), as a result of changes in the fair value of prepaid gold interests.

Auramet

On January 19, 2023, as part of the Maverix Metals Inc. (“Maverix”) acquisition, the Company acquired a prepaid gold interest with Auramet. The contract requires Auramet to deliver 1,250 ounces of gold to Triple Flag per quarter. Triple Flag is required to make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On September 27, 2031, and after 50,000 ounces of gold have been delivered, Auramet shall have the option to terminate the prepaid interest agreement for a cash payment of $5.0 million, less certain cash flows related to the gold deliveries. The Auramet Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss. The remaining contractual ounces to be delivered as of September 30, 2024 are 33,750 ounces of gold. The Prepaid Gold Interest is classified as level 2 of the fair value hierarchy.

Steppe Gold

On March 15, 2024, Triple Flag and Steppe Gold Ltd. (“Steppe Gold”) agreed to amend and restate the Steppe Gold Prepaid Gold Interest agreement such that the Company would make a further cash payment of $5.0 million in exchange for delivery of 2,650 ounces of gold over five months, Triple Flag expects the August and September deliveries under the prepaid gold interest to be received by the end of the fourth quarter of 2024. Separately, Steppe Gold continues to meet its obligations under the stream agreement for Altan Tsagaan Ovoo (“ATO”). The Steppe Gold Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss and is classified as level 3 of the fair value hierarchy.

7b. Investments

Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value. The fair value of public equity investments is classified as level 1 of the fair value hierarchy, as the main valuation inputs used are quoted prices in active markets. The fair value of private equity investments is classified as level 3, as the relevant observable inputs are not available.  The fair value of the level 1 investments is $1.4 million (2023: $4.6 million) and the fair value of the level 3 investments is $1.6 million (2023: $1.6 million).

For the three and nine months ended September 30, 2024, the Company recognized a gain of $0.04 million and a loss of $1.7 million, respectively (2023: loss of $1.9 million and $2.0 million), as a result of changes in fair value of investments.

Triple Flag disposed of various equity investments during the nine months ended September 30, 2024, for cash proceeds of $2.8 million (2023: nil).

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2024 and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

8. Mineral interests

September 30, 2024	Mineral Streams	Royalties	Total[1]
Cost
As at January 1, 2024	$1,357,954	$835,460	$2,193,414
Additions[2]	45,806	11,785	57,591
Disposals	—	(366)	(366)
As at September 30, 2024	$1,403,760	$846,879	$2,250,639

Accumulated depletion and impairments
As at January 1, 2024	$(337,290)	$(83,071)	$(420,361)
Depletion	(34,059)	(23,245)	(57,304)
Impairment charges[3]	(102,608)	(4,438)	(107,046)
As at September 30, 2024	$(473,957)	$(110,754)	$(584,711)
Carrying value	$929,803	$736,125	$1,665,928

December 31, 2023	Mineral Streams	Royalties	Total[1]
Cost
As at January 1, 2023	$1,281,254	$285,857	$1,567,111
Additions[4]	76,700	552,603	629,303
Disposals[5]	—	(3,000)	(3,000)
As at December 31, 2023	$1,357,954	$835,460	$2,193,414

Accumulated depletion and impairments
As at January 1, 2023	$(284,095)	$(54,845)	$(338,940)
Depletion	(44,747)	(21,390)	(66,137)
Impairment charges[6]	(8,448)	(6,836)	(15,284)
As at December 31, 2023	$(337,290)	$(83,071)	$(420,361)
Carrying value	$1,020,664	$752,389	$1,773,053
1.	Includes $1,060 million (2023: $1,168 million) of depletable mineral interest and $606 million (2023: $605 million) of non-depletable mineral interest. Included within non-depletable mineral interest is $300 million (2023: $300 million) of exploration and evaluation assets, as defined by IFRS 6 Exploration for and Evaluation of Mineral Resources. No additions, disposals or impairments related to these assets in 2024 (2023: $166 million additions as part of the Maverix acquisition, and no disposals or impairments). Consequently, there were no cash flows related to these assets for the three and nine months ended September 30, 2024 (2023: Cash paid for acquisition of mineral interests associated with the Maverix transaction was included as Investing Activities in the Statement of Cash Flows).
2.	Reflects the acquisition of the Agbaou stream ($19.8 million), Bonikro stream ($26.3 million), the Additional Tamarack Royalty ($8.0 million) and funding for the Prieska royalty ($3.4 million).
3.	Includes impairment charges for the Nevada Copper stream ($83.9 million), the Elevation stream ($18.7 million) (refer to Note 9), and other royalty interests ($4.4 million).
4.	Reflects acquisition of Maverix, the Agbaou royalty ($15.5 million), the Stawell royalty ($16.6 million), the Johnson Camp Mine royalty ($5.5 million), the Prieska royalty ($3.5 million) and the Nueva Recuperada royalty ($2.2 million).
5.	Reflects the Eastern Borosi royalty buy-down.
6.	Reflects impairment charges taken for the Renard stream ($8.5 million) and the Beaufor royalty ($6.8 million).

9. Impairment charges and expected credit losses

In accordance with the Company’s accounting policy, management assesses at the end of each reporting period whether there are any indicators that the carrying value of mineral interests may not be recoverable or that an impairment loss previously recognized should be reversed or partially reversed.

Management applies significant judgment in assessing whether impairment indicators exist including, among others, significant adverse changes to (i) future production and operator reserve and resource estimates, (ii) current and forecast commodity prices, (iii) industry or economic trends, and (iv) other relevant operator information.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2024 and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Impairments in the carrying value of each cash-generating unit (“CGU”) are measured and recorded to the extent that the carrying value of each CGU exceeds its estimated recoverable amount, which is the higher of fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”), which is generally calculated using an estimate of future discounted cash flows. Impairment charges are included in the ‘‘Impairment charges and expected credit losses’’ line within the condensed interim consolidated statements of income (loss).

In accordance with the Company’s accounting policy, loans receivable and receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to make contractual payments for a period of greater than 120 days past due, the failure of a debtor to engage in a repayment plan, and the inability of a debtor to fulfill a repayment plan. Impairment losses on loans receivable and receivables are presented as impairment charges within the ‘‘Impairment charges and expected credit losses’’ line in the condensed interim consolidated statements of income (loss). Subsequent recoveries of amounts previously written off are credited against the same line item.

For the three and nine months ended September 30, 2024, and 2023, Triple Flag recorded the following impairment charges and expected credit losses in the condensed interim consolidated statements of income (loss):

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Mineral interest impairment charges
Nevada Copper[1]	$—	$—	$83,920	$—
Elevation Gold[2]	—	—	18,688	—
Stornoway Diamonds (Canada) inc.	—	8,448	—	8,448
Beaufor	—	6,836	—	6,836
Other	—	—	4,438	—

Loan receivables impairment charges and expected credit losses
Nevada Copper[1]	—	—	20,197	—
Elevation Gold[2]	—	974	21,380	974
Stornoway Diamonds (Canada) inc.	—	11,720	(589)	11,720
Beaufor	—	103	—	103
Total impairment charges and expected credit losses	$—	$28,081	$148,034	$28,081

1.	Nevada Copper

Triple Flag acquired a 97.5% fixed ratio gold and silver stream on the Pumpkin Hollow underground mine, operated by Nevada Copper in 2018. As at the previous year end, December 31, 2023, Triple Flag also had a Tranche A-2 secured loan receivable from Nevada Copper of $11.8 million, which carried interest at SOFR plus an adjustment spread and a fixed margin which would have matured on July 31, 2029, and could be repaid prior to maturity with no penalty.

As of June 30, 2024, Triple Flag had funded a cumulative total of $20.0 million to Nevada Copper, $15.1 million through the Tranche A-2 secured loan receivable and $4.9 million through unsecured funding. The funding was provided as part of the restart financing package for operations at the Pumpkin Hollow underground mine, and for working capital purposes.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2024 and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

During the three months ended June 30, 2024, Nevada Copper experienced financial difficulties, including increased ramp-up costs associated with the underground mine, failure to obtain funding through a change of control transaction and failure to secure additional interim funding from key stakeholders. This resulted in Nevada Copper filing a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court of the District of Nevada on June 10, 2024.

Triple Flag identified the above as an indicator of impairment as of June 30, 2024. Management performed an impairment analysis for the Nevada Copper stream interest in accordance with IAS 36 Impairment of Assets (“IAS 36”), and for the loan receivables under IFRS 9 Financial Instruments (“IFRS 9”).

Triple Flag considered a variety of factors to determine the recoverable amount of the Nevada Copper stream and the recoverability of the loan receivable, including expected cash flows to be recovered from the Chapter 11 process under various scenarios, the contractual terms of the stream agreement in a Chapter 11 process, and Triple Flag’s security and position in Nevada Copper’s creditor rankings relative to other secured creditors. Triple Flag concluded that there is no reasonable expectation of recovery of the loan receivables and determined that the recoverable amount of the Nevada Copper gold and silver stream was nil as of June 30, 2024, resulting in an impairment charge of $104.1 million.

Triple Flag also has a 2.0% NSR royalty on the Pumpkin Hollow open pit project and a 2.0% NSR royalty on the Tedeboy exploration project. Management performed impairment analysis over these royalty interests by considering a variety of factors, including relevant production and commodity price scenarios, various production start date scenarios, and relevant contractual rights of the royalty agreements. Triple Flag concluded that the recoverable amount exceeded the carrying amount of $46.2 million, and as such, no impairment charge was recognized related to Triple Flag’s royalty interests in the condensed interim consolidated statement of income (loss).

Concurrent with the Chapter 11 process, a sale process in accordance with Section 363 of the U.S. Bankruptcy Code was initiated by Nevada Copper.  On August 9, 2024, Nevada Copper entered into an asset purchase agreement with an affiliate of Kinterra Capital Corp, (“buyer”), pursuant to which the buyer agreed to purchase substantially all of the assets of Nevada Copper and its subsidiaries.  The transaction was approved by order of the United States Bankruptcy Court, entered on September 27, 2024.  The transaction closed on October 9, 2024.   Triple Flag has not recovered any portion of the Tranche A-2 secured loan receivable or amounts payable under the gold and silver stream agreement. The royalties were unaffected by the conclusion of the Chapter 11 sale process.

At September 30, 2024, the Company did not identify any indicators of impairment losses previously recognized which should be reversed or partially reversed.

2.	Elevation Gold

Triple Flag acquired the 100% silver stream on the Moss mine, operated by Elevation Gold, as part of the Maverix acquisition in January 2023. In conjunction with this transaction, Triple Flag also acquired a $10.2 million loan receivable from Elevation Gold, which had an outstanding balance receivable of $17.7 million as of December 31, 2023. As of December 31, 2023, Triple Flag also had promissory and demand notes receivable from Elevation Gold of $6.5 million and recorded a provision for expected credit losses of $9.7 million against these loans. The loan receivable accrues interest at an interest rate of 10% per annum and is repayable on or before February 28, 2025.

As at March 31, 2024, Triple Flag had a total of $30.7 million loan receivable and promissory and demand notes receivable from Elevation Gold, and a total provision for expected credit losses of $16.6 million related to the loan receivables.

As at March 31, 2024, Triple Flag identified an indicator of impairment for its stream interest in the Moss mine. As a result, the Company performed an impairment assessment considering relevant production and commodity price scenarios. The Company concluded that the recoverable amount exceeded the carrying amount and as such, no

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2024 and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

impairment charge was recognized in the condensed interim consolidated statement of income for the three months ended March 31, 2024.

During the three months ended June 30, 2024, Elevation Gold continued to experience financial difficulty due to lower-than-expected production. As a result, Elevation Gold suspended royalty/finder fee payments and silver stream delivery obligations. This resulted in one royalty holder filing a claim in the Arizona State Superior Court against Elevation Gold for amounts owing pursuant to their royalty agreement. Elevation Gold reported on July 30, 2024, that it filed an application for creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”) and proceeded with an interim cessation of active mining from the open pit at the Moss mine.

Triple Flag identified the above as an indicator of impairment as of June 30, 2024, and performed an impairment analysis for the Elevation Gold stream interest in accordance with IAS 36, and for the loan receivables and promissory and demand notes under IFRS 9.

Triple Flag considered a variety of factors to determine the recoverable amount of the Elevation Gold stream and the recoverability of the loan receivable and promissory and demand notes, including cash flows expected to be recovered from the CCAA process under various scenarios, as well as Triple Flag’s security and creditor ranking. Triple Flag concluded that there is no reasonable expectation of recovery of the loan receivable and promissory and demand notes and determined that the recoverable amount of the Elevation Gold stream was nil as of June 30, 2024, resulting in a total impairment and expected credit loss charge of $40.1 million.

As at September 30, 2024, the Company did not identify any indicators of impairment losses previously recognized which should be reversed or partially reversed.

10. Debt

As at	September 30, 2024	December 31, 2023
Debt – opening balance	$57,000	$—
Drawdowns	63,000	130,000
Repayments	(85,000)	(73,000)
Debt - closing balance	$35,000	$57,000

Revolving Credit Facility

The Revolving Credit Facility (“Credit Facility”) is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of mineral interests and other assets. The Credit Facility is secured by the Company’s assets, present and future (including mineral interests and other assets).

Advances under the Credit Facility can be drawn as follows:

●	Base rate loans with interest payable monthly at the greater of (a) the aggregate of (i) the Federal Funds Effective Rate and (ii) 1/2 of 1.0% per annum and (b) the Base Rate Canada, plus between 0.75% and 1.75% per annum (2023: 0.75% and 1.75% per annum) depending upon the Company’s leverage ratio; or
●	SOFR loans for periods of one, two, three or six months with interest payable at a rate of SOFR, plus between 1.75% and 2.75% per annum (December 31, 2023: 1.75% and 2.75% per annum), depending on the Company’s leverage ratio.

As at September 30, 2024, $35.0 million of the Credit Facility was drawn down (December 31, 2023: $57.0 million). Finance costs for the three and nine months ended September 30, 2024, were $1.5 million and $4.5 million, respectively

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2024 and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

(2023: $1.7 million and $5.4 million), including interest charges and standby fees. The Credit Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios. As at September 30, 2024, all such ratios and requirements were met.

11. Operating expenses by nature1

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Employee costs[2,3]	$3,230	$3,499	$12,905	$11,483
Office, insurance and other expenses	1,483	1,241	4,268	3,884
Professional services[3]	1,282	691	2,995	3,275
Total operating expenses	$5,995	$5,431	$20,168	$18,642

1.Includes general administration costs and business development costs.

2.	Includes share-based compensation expense of $(0.3) million and $3.8 million for the three and nine months ended September 30, 2024, respectively (2023: $1.1 million and $4.0 million).

3.Certain costs have been presented within business development costs due to their nature.

12. Earnings per share – basic and diluted

	For the three months ended September 30
	2024		2023
	Basic	Diluted	Basic	Diluted
Net earnings (loss)	$29,649	$29,649	$(6,041)	$(6,041)
Weighted average shares outstanding	201,456,258	202,069,853	201,839,092	201,839,092
Earnings (loss) per share	$0.15	$0.15	$(0.03)	$(0.03)

	For the nine months ended September 30
	2024		2023
	Basic	Diluted	Basic	Diluted
Net (loss) earnings	$(64,364)	$(64,364)	$26,527	$26,527
Weighted average shares outstanding	201,282,930	201,282,930	198,589,730	198,814,120
(Loss) earnings per share	$(0.32)	$(0.32)	$0.13	$0.13

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2024 and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

13. Shareholders’ equity

Share capital

The Company is authorized to issue an unlimited number of common and preferred shares. At September 30, 2024, the share capital comprised 201,416,842 common shares with no par value.

	Number of common shares	Share capital
Balance at December 31, 2022	155,685,593	$1,250,194
Issuance of shares pursuant to the Maverix acquisition	45,097,390	491,111
Exercise of stock options	256,799	442
Issuance of shares upon exercise of warrants[1]	1,800,000	24,336
Normal course issuer bid purchase of common shares and ASPP	(1,485,820)	(16,903)
Balance at December 31, 2023	201,353,962	$1,749,180
Exercise of stock options	438,680	175
Normal course issuer bid purchase of common shares and ASPP	(375,800)	(3,357)
Balance at September 30, 2024	201,416,842	$1,745,998
1.	On April 12, 2023, the holder of 1,800,000 Triple Flag share warrants, exercised the warrants and acquired 1,800,000 Triple Flag shares at an exercise price of $9.11 per share.

In November 2023, Triple Flag received approval from the TSX to renew its normal course issuer bid (“NCIB”). Under the NCIB, the Company may acquire up to 10,078,488 (2022 NCIB: 2,000,000) of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 14, 2024. Daily purchases will be limited to 26,350 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 1, 2023 to October 31, 2023, except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be cancelled.

For the three and nine months ended September 30, 2024, the Company purchased 92,700 and 375,800 of its common shares under the NCIB (2023: 234,474 and 1,146,120 common shares) for $1.5 million and $5.0 million, respectively (2023: $3.2 million and $16.3 million). Under our current NCIB, Triple Flag may purchase a remaining 9,531,088 common shares out of the authorized total of 10,078,488.

In connection with the NCIB, the Company established an ASPP with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods. The Company accrued $8.0 million (2023: $8.0 million) for share repurchases under the ASPP for the self-imposed blackout period over the quarter-end reporting period.

Dividends

In the three and nine months ended September 30, 2024, Triple Flag declared and paid dividends totaling $11.1 million and $32.2 million, respectively (2023: $10.6 million and $30.7 million), which equates to an average dividend per share of $0.0550 and $0.0533 respectively (2023: $0.0525 and $0.0508). For the three and nine months ended September 30, 2024, no shares were issued from treasury for participation in the Distribution Reinvestment Plan (2023: nil).

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2024 and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

14. Financial instruments

The Company’s financial instruments include cash and cash equivalents, amounts receivable (excluding value added taxes and prepaid expenses), investments and loans receivable, amounts payable and other liabilities, lease obligations and debt.

The Company applies all of the requirements of IFRS 9 to its financial instruments. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in debt or credit quality since initial recognition.

IFRS 9 applies an expected credit loss model to evaluate financial assets for impairment. The Company’s financial assets that are subject to credit risk include cash and cash equivalents, amounts receivable (excluding value added taxes and prepaid expenses) and loans receivable. The amounts receivable (excluding value added taxes and prepaid expenses) are carried at amortized cost and had a carrying value of $16.6 million as at September 30, 2024 (December 31, 2023: $12.3 million) and loans receivable had a carrying value of $1.7 million (December 31, 2023: $28.0 million).

The expected credit loss for the loans receivable is measured based on the general approach. The expected credit losses were estimated as the difference between the contractual cash flows that are due to Triple Flag and the cash flows that management expects to receive, discounted at the original effective interest rate. Cash flows that management expects to receive are based on the expected ability of the counterparties to repay the amounts owed, which is dependent on a variety of factors including, among others, production results, operating costs, commodity prices and capital requirements. Triple Flag considered both quantitative and qualitative factors as part of this assessment.

For the three months ended September 30, 2024, the application of the expected credit loss model did not have a significant impact, as the Company determined that the expected credit losses on the loan receivable was nominal.

The Company applies the simplified approach permitted by IFRS 9 for amounts receivable, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables. Considering the current turnover and credit risk associated with the amounts receivable (excluding value added taxes and prepaid expenses), the application of the expected credit loss model did not have a significant impact, because the Company determined that the expected credit losses on these financial assets were nominal.

To provide an indication of the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Refer to Note 7 for additional details on the fair value hierarchy classification of investments that are measured at fair value.

The carrying value of amounts receivable (excluding value added taxes and prepaid expenses), cash and cash equivalents, investments and prepaid gold interests, loans receivable, amounts payable and other liabilities, and debt approximates their fair value. Financial assets and financial liabilities as at September 30, 2024, and December 31, 2023, were as follows:

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2024 and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

		Financial assets	Financial liabilities
As at September 30, 2024	FVTPL	at amortized cost	at amortized cost
Cash and cash equivalents	$—	$23,602	$—
Amounts receivable (excluding value added taxes and prepaid expenses)	—	16,560	—
Prepaid gold interests and investments	48,325	—	—
Loans receivable	—	1,746	—
Amounts payable and other liabilities	—	—	16,003
Debt	—	—	35,000
Total	$48,325	$41,908	$51,003

		Financial assets	Financial liabilities
As at December 31, 2023	FVTPL	at amortized cost	at amortized cost
Cash and cash equivalents	$—	$17,379	$—
Amounts receivable (excluding value added taxes and prepaid expenses)	—	12,307	—
Prepaid gold interests and investments	46,496	—	—
Loans receivable	—	27,976	—
Amounts payable and other liabilities	—	—	15,666
Debt	—	—	57,000
Total	$46,496	$57,662	$72,666

15. Revenue

Revenue is comprised of the following:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Revenue from contracts with customers
Stream and related interests
Gold	$34,263	$17,244	$78,213	$56,529
Silver	24,263	18,436	68,915	54,975
Other	281	1,710	281	6,037
Royalty Interests	14,862	12,035	45,997	34,744
Revenue – other	—	—	1,372	—
Total revenues	$73,669	$49,425	$194,778	$152,285

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2024 and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Stream and related interests and royalty revenues were mainly earned from the following mineral interests:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Revenue from contracts with customers
Stream and related interests
Cerro Lindo	$17,298	$10,563	$50,997	$32,550
Northparkes	16,671	7,559	45,159	21,754
Impala Bafokeng	3,416	3,148	9,881	9,185
Buriticá	4,538	3,029	9,955	8,646
Altan Tsagaan Ovoo	3,936	4,130	9,716	15,857
Auramet	3,068	2,358	8,606	7,208
Bonikro	5,038	—	5,038	—
Agbaou	3,314	—	3,314	—
La Colorada	683	1,166	2,822	3,821
Other	845	5,437	1,921	18,520
	$58,807	$37,390	$147,409	$117,541
Royalty Interests
Beta Hunt	$2,725	$2,328	$8,614	$7,015
Fosterville	3,102	3,108	7,385	8,144
Kensington	683	—	5,851	—
Young-Davidson	1,760	1,319	4,691	3,888
Camino Rojo	1,570	1,079	4,361	3,118
Florida Canyon	1,123	1,554	3,334	2,979
Dargues	672	826	2,809	2,299
Stawell	985	200	2,342	651
Agbaou	405	793	2,012	1,699
Other	1,837	828	4,598	4,951
	$14,862	$12,035	$45,997	$34,744
Revenue from contracts with customers	$73,669	$49,425	$193,406	$152,285
Revenue – other	$—	$—	$1,372	$—
Total revenues	$73,669	$49,425	$194,778	$152,285

16. Segment disclosure

The Company’s business is organized into one single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and related interests and royalties. The Company’s chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.

Geographic revenues from the sale of metals acquired from streams and related interests and royalties is determined by the location of the mining operations giving rise to the stream and related interest or royalty.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2024 and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

For the three and nine months ended September 30, 2024, and 2023, stream and related interest and royalty revenues were mainly earned from the following jurisdictions:

Revenue by geography

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Australia[1]	$24,756	$14,367	$67,780	$41,268
Peru[2]	17,478	10,563	51,544	32,852
United States[3]	5,353	6,252	20,718	18,676
Cote d'Ivoire[4]	8,757	793	10,364	1,699
Colombia[5]	4,537	3,029	9,955	8,646
South Africa[5]	3,417	3,148	9,881	9,185
Mongolia[5]	3,936	4,130	9,716	15,857
Mexico[6]	2,375	2,131	7,798	8,034
Canada[7]	2,975	3,789	6,936	11,631
Other[8]	85	1,223	86	4,437
Total revenues	$73,669	$49,425	$194,778	$152,285

1.	Includes revenue from streams for the three and nine months ended September 30, 2024, of $16.7 million and $45.2 million, respectively (2023: $7.6 million and $21.8 million), and revenue from royalties for the three and nine months ended September 30, 2024, of $8.1 million and $22.6 million, respectively (2023: $6.8 million and $19.5 million).
2.	Includes revenue from streams for the three and nine months ended September 30, 2024, of $17.3 million and $51.0 million, respectively (2023: $10.6 million and $32.6 million), and revenue from royalties for the three and nine months ended September 30, 2024, of $0.2 million and $0.5 million, respectively (2023: $nil and $0.3 million).
3.	Includes revenue from streams and related interests for the three and nine months ended September 30, 2024, of $3.5 million and $10.2 million, respectively (2023: $4.7 million and $15.7 million), revenue from royalties for the three and nine months ended September 30, 2024, of $1.8 million and $9.2 million, respectively (2023: $1.6 million and $3.0 million), and other revenue for the three and nine months ended September 30, 2024, of $nil and $1.3 million, respectively (2023: $nil).
4.	Includes revenue from streams for the three and nine months ended September 30, 2024, of $8.4 million (2023: $nil), and revenue from royalties for the three and nine months ended September 30, 2024, of $0.4 million and $2.0 million, respectively (2023: $0.8 million and $1.7 million).
5.	All revenue from streams.
6.	Includes revenue from streams for the three and nine months ended September 30, 2024, of $0.7 million and $2.8 million, respectively (2023: $1.2 million and $3.8 million), and revenue from royalties for the three and nine months ended September 30, 2024, of $1.7 million and $5.0 million, respectively (2023: $1.0 million and $4.2 million).
7.	Includes revenue from streams for the three and nine months ended September 30, 2024, of $0.3 (2023: $1.7 million and $5.8 million), and revenue from royalties for the three and nine months ended September 30, 2024, of $2.7 million and $6.7 million, respectively (2023: $2.0 million and $5.8 million).
8.	Includes royalty revenue from Chile and Honduras.

17. Change in working capital

	For the three months ended September 30		For the nine months ended September 30
	2024	2023	2024	2023
Decrease (increase) in amounts receivable and other assets	$1,313	$(854)	$(1,542)	$673
Decrease (increase) in inventory	33	—	(709)	—
Increase in amounts payable and other liabilities	1,379	1,755	1,508	1,233
Change in working capital	$2,725	$901	$(743)	$1,906